SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 2011

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2011, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated March 22, 2011, entitled "DEALING IN SECURITIES BY A DIRECTOR".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: March 22, 2011   By: /s/ Themba Gwebu
                                            Name: Themba Gwebu
                                            Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR

In compliance with paragraph 3.63 of the JSE Limited Listings Requirements, the following information regarding a transaction by the independent non-executive chairman in DRDGOLD securities is disclosed:

Name of director:	Mr. Geoff Campbell
Name of company of which he is a director:	DRDGOLD
Date on which transaction was effected:	18 March 2011
Nature of transaction:	Purchase
Class of security:	American depositary receipts ("ADR's")
Number of securities:	2 000 ADR's representing 20 000 DRDGOLD ordinary shares
Price per ADR:	U$4.7371(R33.62)
Total value of transaction:	U$9 474.2 (R67 240)
Nature of director`s interest:	Direct beneficial
Confirmation of on-market or off-market:	on-market

In compliance with Rule 3.66 of the JSE Listings Requirements, prior clearance to deal in the above securities was obtained from the Chairman of the Audit Committee. The above trade was completed outside of a closed period.

22 March 2011

Roodepoort

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